

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 30, 2022

Oleg Movchan
Interim Chief Executive Officer
Enfusion, Inc.
125 South Clark Street, Suite 750
Chicago, IL 60603

> **Re: Enfusion, Inc.**
> **Registration Statement on Form S-3**
> **Filed November 18, 2022**
> **File No. 333-268477**

Dear Oleg Movchan:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Aliya Ishmukhamedova, Law Clerk, at 202-551-2336 or Jan Woo, Legal Branch Chief, at 202- 551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Gregg L. Katz